# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Solo Brands, Inc., CIK 0001870600
CUSIP: 83425V203
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1001 Mustang Drive, Grapevine, Texas (TX), 76051
Date of event which requires filing of this statement: 08/20/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000929638-26-003194
Filed by CIK 0001623658

## Reporting persons
- Vanguard Charitable Endowment Program: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Solo Brands, Inc.
Address of issuer's principal executive offices: 1001 Mustang Drive, Grapevine, Texas, 76051

## Item 2. Person Filing
Name of person filing: Vanguard Charitable Endowment Program
Address of principal business office or, if none, residence: 100 Vanguard Boulevard, D29, Malvern, PA 19355
Citizenship: The Reporting Person is organized under the laws of the Commonwealth of Pennsylvania.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0 shares
Percent of class: 0 %
Sole power to vote or to direct the vote: 0 shares
Shared power to vote or to direct the vote: 0 shares
Sole power to dispose or to direct the disposition: 0 shares
Shared power to dispose or to direct the disposition: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Vanguard Charitable Endowment Program: /s/ Mark J. Froehlich, Mark J. Froehlich, Chief Financial Officer (08/25/2026)